SCHEDULE 13D

CUSIP No. 871951		Page 1 of 11 Pages

UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   2  )

Symphonix Devices, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
871951 10 9 (CUSIP Number)
Apax Excelsior VI Partners, L.P. 445 Park Avenue New York, New York 10022 (212) 753-6300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 26, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /

Page 2 of 11 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons		Apax Excelsior VI, L.P.

2	Check the Appropriate Box if a Member of a Group*		(a) / / (b) /x/

3	SEC Use Only

4	Source of Funds*		WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

6	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	6,816,974

	8	Shared Voting Power	0

	9	Sole Dispositive Power	6,816,974

	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned By Each Report Person		6,816,974

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		/ /

13	Percent of Class Represented By Amount in Row (11)		19.3%

14	Type of Reporting Person*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 3 of 11 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons		Apax Excelsior VI Partners, L.P

2	Check the Appropriate Box if a Member of a Group*		(a) / / (b) /x/

3	SEC Use Only

4	Source of Funds*		OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

6	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	7,974,482

	8	Shared Voting Power	0

	9	Sole Dispositive Power	7,974,482

	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned By Each Report Person		7,974,482

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		/ /

13	Percent of Class Represented By Amount in Row (11)		22.6%

14	Type of Reporting Person*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 4 of 11 Pages

1	Name of Reporting Persons or I.R.S. Identification No. of Above Persons		Patricof & Co. Managers Inc.

2	Check the Appropriate Box if a Member of a Group*		(a) / / (b) /x/

3	SEC Use Only

4	Source of Funds*		OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

6	Citizenship or Place of Organization		New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	7,974,482

	8	Shared Voting Power	0

	9	Sole Dispositive Power	7,974,482

	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned By Each Report Person		7,974,482

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		/ /

13	Percent of Class Represented By Amount in Row (11)		22.6%

14	Type of Reporting Person*		CO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 5 of 11 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons		Patricof Private Investment Club III, L.P.

2	Check the Appropriate Box if a Member of a Group*		(a) / / (b) /x/

3	SEC Use Only

4	Source of Funds*		WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

6	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	228,867

	8	Shared Voting Power	0

	9	Sole Dispositive Power	228,867

	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned By Each Report Person		228,867

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		/ /

13	Percent of Class Represented By Amount in Row (11)		0.6%

14	Type of Reporting Person*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 6 of 11 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons		Apax Excelsior VI-A, C.V.

2	Check the Appropriate Box if a Member of a Group*		(a) / / (b) /x/

3	SEC Use Only

4	Source of Funds*		WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

6	Citizenship or Place of Organization		Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	557,185

	8	Shared Voting Power	0

	9	Sole Dispositive Power	557,185

	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned By Each Report Person		557,185

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		/ /

13	Percent of Class Represented By Amount in Row (11)		1.6%

14	Type of Reporting Person*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 7 of 11 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons		Apax Excelsior VI-B, C.V.

2	Check the Appropriate Box if a Member of a Group*		(a) / / (b) /x/

3	SEC Use Only

4	Source of Funds*		WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

6	Citizenship or Place of Organization		Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0

	8	Shared Voting Power	371,456

	9	Sole Dispositive Power	0

	10	Shared Dispositive Power	371,456

11	Aggregate Amount Beneficially Owned By Each Report Person		371,456

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		/ /

13	Percent of Class Represented By Amount in Row (11)		1.1%

14	Type of Reporting Person*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 8 of 11 Pages

    This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is being filed pursuant to Rule 13D-1(a)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, on behalf of (i) Patricof & Co. Managers Inc., a New York corporation ("PCM"), (ii) Apax Excelsior VI Partners, L.P., a Delaware limited partnership of which PCM is the general partner ("AEP"), (iii) Patricof Private Investment Club III, L.P., a Delaware limited partnership of which AEP is the general partner ("PPIC"), (iv) Apax Excelsior VI, L.P. a Delaware limited partnership of which AEP is the general partner ("AE"), (v) Apax Excelsior VI-A, C.V., a limited partnership organized under the laws of the Netherlands of which AEP is a general partner, ("AE-A"), and (vi) Apax Excelsior VI-B, C.V., a limited partnership organized under the laws of the Netherlands of which AEP is a general partner ("AE-B," and collectively with PCM, AEP, PPIC, AE and AE-A, the "Reporting Persons") to report (A) the transfer by AE of 171,927 shares of Symphonix Common Stock to AE-A and 114,617 shares of Symphonix Common Stock to AE-B, and (B) the acquisition by each of AE, PPIC, AE-A and AE-B of additional shares of Symphonix Common Stock pursuant to the exercise of a one-time purchase price adjustment.

Item 1. Security and Issuer

    The class of equity securities to which this Amendment No. 2 relates is the Common Stock, par value $0.001 per share (the "Common Stock") of Symphonix Devices, Inc., a Delaware corporation ("Symphonix"). The address of the principal executive offices of Symphonix is 2331 Zanker Road, San Jose, California 95131-1107.

Item 2 of Schedule 13D Amendment No. 1 ("Amendment No. 1") is hereby amended as follows:

Item 2. Identity and Background

    Information as to each executive officer and director of PCM is set forth on Schedule A hereto and is incorporated herein by this reference. As stated above, PCM is the general partner of AEP, and AEP is the general partner of each of PPIC, AE-A, AE-B and AE.

  (a)
  Name of Person
  (i)
  Patricof & Co. Managers Inc.
  (ii)
  Apax Excelsior VI Partners, L.P.
  (iii)
  Apax Excelsior VI, L.P.
  (iv)
  Patricof Private Investment Club III, L.P.
  (v)
  Apax Excelsior VI-A, C.V.
  (vi)
  Apax Excelsior VI-B, C.V.

  (b)
  Place of Organization, Principal Business and Address of Principal Business and Principal Office:

  (i)
  PCM is a privately held New York corporation the purpose of which to act as the general partner of AEP. PCM's principal business and office address is 445 Park Avenue, New York, New York 10022.

  (ii)
  AEP is a Delaware limited partnership the purpose of which is to act as the general partner of AE. AEP's principal business and office address is 445 Park Avenue, New York, New York 10022.

  (iii)
  AE is a Delaware limited partnership and is a private equity limited partnership. AE's principal business and office address is 445 Park Avenue, New York, New York 10022.

  (iv)
  PPIC is a Delaware limited partnership and is a private equity limited partnership. PPIC's principal place of business and office address is 445 Park Avenue, New York, New York 10022.

Page 9 of 11 Pages

    (v)
    AE-A is a limited partnership organized under the laws of the Netherlands. AE-A's principal place of business and office address is 445 Park Avenue, New York, New York 10022.

    (vi)
    AE-B is a limited partnership organized under the laws of the Netherlands. AE-B's principal place of business and office address is 445 Park Avenue, New York, New York 10022.

  (c)
  Legal Proceedings

      None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of Amendment No. 1 is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

    On March 27, 2001, AE-A purchased from AE 171,927 shares of Symphonix Common Stock for $698,710, and AE-B purchased from AE 114,617 shares of Symphonix Common Stock for $465,807. The source of funds used for each of AE-A's and AE-B's acquisition from AE was working capital, all of which was AE-A's and AE-B's own funds.

    On June 25, 2001, AE exercised its right to a one-time adjustment of the purchase price paid for the shares of Common Stock purchased by AE on November 10, 2000, as described in Item 4 below, to receive an additional 4,713,508 shares of Common Stock (the "Additional AE Shares") for no additional consideration. Each of PPIC, AE-A and AE-B elected to participate in this purchase price adjustment, to receive, respectively, an additional 158,247 shares of Common Stock (the "Additional PPIC Shares"), an additional 385,258 shares of Common Stock (the "Additional AE-A Shares"), and an additional 256,839 shares of Common Stock (the "Additional AE-B Shares"), each for no additional consideration.

    Item 4 of Amendment No. 1 is hereby amended as follows:

Item 4. Purpose of Transaction

    The shares of Symphonix Common Stock purchased from AE by each of AE-A and AE-B on March 27, 2001 were acquired for investment purposes and not with the present intention of acquiring control of Symphonix' business. As a result of the transfers by AE of 171,927 shares of Symphonix Common Stock to AE-A and 114,617 shares of Symphonix Common Stock to AE-B, AE thereafter owned 2,103,466 shares of Symphonix Common Stock.

    On June 25, 2001, upon the satisfaction of certain conditions in the Common Stock Purchase Agreement (the "Purchase Agreement") among Symphonix and certain Investors, including AE (the "Investors"), which conditions are described in Item 6 below, AE exercised its right to acquire the Additional AE Shares. AE is acquiring the Additional AE Shares for the purpose of adjusting the price at which it made its original investment in Symphonix on November 10, 2000, and not with the intention of acquiring control of Symphonix' business.

Page 10 of 11 Pages

    Each of PPIC, AE-A and AE-B has elected to participate in the purchase price adjustment and thereby acquire, respectively, the Additional PPIC Shares, the Additional AE-A Shares and the Additional AE-B Shares. PPIC is acquiring the PPIC Additional Shares for the purpose of adjusting the price at which it made its original investment in Symphonix on November 10, 2000, and not with the intention of acquiring control of Symphonix' business. AE-A and AE-B, as assignees of AE, are acquiring the Additional AE-A Shares and the Additional AE-B Shares, respectively, for purpose of adjusting the price at which it originally purchased shares of Symphonix Common Stock from AE on March 27, 2001, and not with the intention of acquiring control of Symphonix' business.

Item 5 of Amendment No. 1 is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

    On June 25, 2001, AE exercised its right to acquire 4,713,508 Additional AE Shares, thereby increasing the aggregate number of shares of Common Stock owned by AE from 2,103,466 to 6,816,974. PPIC has elected to participate in this price adjustment, thereby acquiring 158,247 Additional PPIC Shares, thereby increasing the aggregate number of shares of Common Stock owned by PPIC from 70,620 to 228,867. AE-A has elected to participate in this price adjustment, thereby acquiring 385,258 Additional AE-A Shares, thereby increasing the aggregate number of shares of Common Stock owned by AE-A from 171,927 to 557,185. AE-B has elected to participate in this price adjustment, thereby acquiring 256,839 Additional AE-B Shares, thereby increasing the aggregate number of shares of Common Stock owned by AE-B from 114,617 to 371,456. There will be 35,353,650 shares of Common Stock outstanding after giving effect to the Investors' purchase price adjustment, including the 4,713,508 Additional AE Shares, the 158,247 Additional PPIC Shares, the 171,927 Additional AE-A Shares and the 114,617 Additional AE-B Shares. Based on that information, AE will own approximately 19.3%, PPIC will own approximately 0.6%, AE-A will own approximately 1.6% and AE-B will own approximately 1.1% of the issued and outstanding shares of Common Stock after giving effect to the purchase price adjustment.

    (a) See Cover Pages, Items 11 and 13. AE may be deemed to beneficially own 6,816,974 shares of Common Stock constituting approximately 19.3% of the issued and outstanding Common Stock of Symphonix, PPIC may be deemed to beneficially hold 228,867 shares of Common Stock constituting approximately 0.6% of the issued and outstanding Common Stock of Symphonix, AE-A may be deemed to beneficially own 557,185 shares of Common Stock constituting approximately 1.6% of the issued and outstanding stock of Symphonix, and AE-B may be deemed to beneficially own 371,456 shares of Common Stock constituting approximately 1.1% of the issued and outstanding stock of Symphonix.

    As AEP is the general partner of each of AE, PPIC, AE-A and AE-B, AEP may be deemed to be the beneficial owner of the 6,816,974 shares Common Stock beneficially owned by AE, the 228,867 shares of Common Stock beneficially owned by PPIC, the 557,185 shares of Common Stock benefically owned by AE-A, and the 371,456 shares of Common Stock owned by AE-B for an aggregate of 7,947,492 shares of Common Stock.

    As PCM is the general partner of AEP, PCM may be deemed to be the beneficial owner of the Common Stock beneficially owned by AEP.

    The aggregate percentage of Common Stock reported in Item 13 of the Cover Page is based upon the 35,353,650 shares of Common Stock outstanding as of July 13, 2001, as represented by Symphonix.

    (b) See Cover Pages, Items 7 through 10. AE is the direct beneficial owner of 6,816,974 shares of Common Stock, PPIC is the direct beneficial owner of 228,867 shares of Common Stock, AE-A is the direct beneficial owner of 557,185 shares of Common Stock, AE-B is the direct beneficial owner of 371,456 shares of Common Stock, and each of AEP and PCM is the indirect beneficial owner of 7,947,492 shares of Common Stock.

Page 11 of 11 Pages

    (c) Except as described in Item 4 hereof, none of the Reporting Persons has, during the past 60 days, engaged in any transactions in the Common Stock.

    (d) Not applicable.

    (e) Not applicable

Item 6 of Amendment No. 1 is hereby amended as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    None of the Reporting Persons have any contracts, arrangements, understandings or relationships with Symphonix or with any other person with respect specifically to the securities of Symphonix, except as set forth below.

    Pursuant to Section 2.2 of the Purchase Agreement, on June 25, 2001, AE exercised its right to acquire 4,713,508 Additional AE Shares from Symphonix, for no additional consideration, PPIC elected to participate in the purchase price adjustment to acquire 158,247 Additional PPIC Shares for no additional consideration, AE-A elected to participate in the purchase price adjustment to acquire 385,258 Additional AE-A Shares for no additional consideration, and AE-B elected to participate in the purchase price adjustment to acquire 256,839 Additional AE-B Shares for no additional consideration. Symphonix issued the Additional AE Shares, the Additional PPIC Shares, the Additional AE-A Shares and Additional AE-B Shares on July 13, 2001. With the exercise of this one-time purchase price adjustment, no more purchase price adjustments are available to AE, PPIC, AE-A or AE-B pursuant to the Purchase Agreement. A consequence of the purchase price adjustment is that the Investors, including AE, PPIC, AE-A and AE-B in the aggregate, will control approximately 58.6% of Symphonix's voting power.

    Pursuant to Section 8.1 of the Purchase Agreement, AE, PPIC, AE-A and AE-B also have the right to maintain their respective percentage interests in the total number of outstanding shares of Common Stock in the event of future sales by Symphonix of additional securities, by purchasing additional shares of securities from Symphonix under the terms specified in the Purchase Agreement.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Patricof & Co. Managers Inc.
By:	/s/ JANET G. EFFLAND Name: Janet G. Effland Title: Vice President	July 20, 20001
APAX Excelsior VI Partners., L.P.
By:	Patricof & Co. Managers Inc.
By:	/s/ JANET G. EFFLAND Name: Janet G. Effland Title: Vice President	July 20, 2001
APAX Excelsior VI, L.P.
By:	APAX Excelsior VI Partners, L.P.
By:	Patricof & Co. Managers Inc.
By:	/s/ JANET G. EFFLAND Name: Janet G. Effland Title: Vice President	July 20, 2001
Patricof Private Investment Club III, L.P.
By:	APAX Excelsior VI Partners, L.P.
By:	Patricof & Co. Managers Inc.
By:	/s/ JANET G. EFFLAND Name: Janet G. Effland Title: Vice President	July 20, 2001
APAX Excelsior VI-A, C.V.
By:	APAX Excelsior VI Partners, L.P.
By:	Patricof & Co. Managers, Inc.
By:	/s/ JANET G. EFFLAND Name: Janet G. Effland Title: Vice President	July 20, 2001
APAX Excelsior VI-B, C.V.
By:	APAX Excelsior VI Partners, L.P.
By:	Patricof & Co. Managers Inc.
By:	/s/ JANET G. EFFLAND Name: Janet G. Effland Title: Vice President	July 20, 2001

SCHEDULE A

    Patricof & Co. Managers Inc.

  Alan Patricof; Chairman of the Board of Directors, President and Treasurer
  Salem D. Shuchman; Director and Vice President
  George M. Jenkins; Director and Vice President
  Janet G. Effland; Director and Vice President
  Robert M. Chefitz; Director and Vice President
  Gregory M. Case; Director and Vice President
  David A. Landau; Vice President
  George D. Phipps; Vice President
  Lori F. Rafield; Vice President
  Ted Schell; Vice President
  Paul A. Vais; Vice President
  Evelyn Pellicone, Secretary and Treasurer
  Lawrence G. Goodman, Esq. Assistant Secretary